

September 6, 2011

Jon R. Sabes
Chief Executive Officer
GWG Holdings, Inc.
220 South Sixth Street, Suite 1200
Minneapolis, Minnesota 55402

>   **Re: GWG Holdings, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed August 23, 2011**
>   **File No. 333-174887**

Dear Mr. Sabes:

We have reviewed your response letter and amended registration statement, each filed on August 23, 2011, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. On pages F-8 and F-34, you disclose that effective July 29, 2011, you filed a certificate of amendment to your certificate of incorporation to effect a two-for-one forward stock split of your common stock. Based on the document filed as Exhibit 3.3, it appears that the certificate of amendment was filed on August 9, 2011. Please clarify throughout your filing when the stock split was effected and that, unless otherwise noted, your disclosure shows the effect of the stock split.

Risk Factors

"Subordination provisions contained in the indenture…", page 22

2. We have reviewed your response to prior comment 7. It appears that your analysis and the case you reference do not support your conclusion concerning the procedural rights of

the holders. The limitations contained in your indenture appear to conflict with Sections 316(b) and 317(a) of the Trust Indenture Act. Please revise your disclosure on pages 22 and 79 to clarify that if the standstill provisions and procedural rights to challenge and enforce the indenture conflict with Sections 316(b) and 317(a) of the Trust Indenture Act, any holder of the debentures, unless otherwise consented, shall have the right and the indenture trustee shall be authorized to institute a suit for the enforcement of any payment of principal or interest after the respective dates.

Consolidated Financial Statements

Note 6. Notes receivable from related parties, page F-16

3. You indicate in your response to prior comment 15 that you have receivables, including principal and interest, of $5,660,000 as of December 31, 2010 and June 30, 2011 yet your disclosure on page F-17 states that you have receivables of $5,000,000. Please revise your filing to disclose the correct amount. Also, as previously requested, revise your disclosure to clarify why the amount due from the related parties was fully reserved in 2008 and quantify the amount of bad debt expense recorded in each period presented.

Note 10. Noncontrolling interest, page F-19

4. We note your response to prior comment 16. Please explain to us why the allocation of net income (loss) to noncontrolling interests is based on a tax loss. Tell us the authoritative accounting guidance you relied upon in determining your allocation of your net income (loss) between the controlling and noncontrolling interests. In your response please address the guidance in ASC 810-10-45-18 through 45-21

Note 12. Proforma information, page F-21

5. We note your expanded disclosure on page F-21 in response to prior comment 17. Please also revise your filing to include the pro forma income tax expense (benefit) information on the face of the Consolidated Statements of Operations on page F-3 as previously requested.

Exhibit 10.1

6. Please re-file this agreement in its entirety, including Exhibits A, B-1, B-2 and B-3 thereto.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dana Hartz at (202) 551-3648 or Don Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director

cc: Paul D. Chestovich, Esq.
       Martin R. Rosenbaum, Esq.
       Maslon Edelman Borman & Brand, LLP
       3300 Wells Fargo Center
       Minneapolis, Minnesota 55402